Exhibit 99.5

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on December 5, 2016 for action to be taken.

2016 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

RENREN, INC. (the “Company”)

ADS CUSIP No.:	759892102.
ADS Record Date:	October 28, 2016.
Meeting Specifics:	Annual General Meeting to be held on December 12, 2016 at 3:00 p.m. (local time) at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith (For more information regarding the Meeting and to view the Meeting materials, please visit the Company's website at http://ir.renren-inc.com).
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of May 4, 2011.
Deposited Securities:	Class A Ordinary Shares, Par Value US$0.001 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary will not vote or attempt to exercise the right to vote any Deposited Securities other than in accordance with signed voting instructions from the relevant Holder and, accordingly, Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary will not be voted. In addition, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will not vote in respect of such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

No.	RESOLUTIONS

Resolution 1:	The ordinary resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the approval, confirmation and ratification of the amendment to Section 3.1(a) of the 2011 Share Incentive Plan.

Resolution 2:	The ordinary resolution as set out in Item 2 of the Notice of Annual General Meeting regarding the approval, confirmation and ratification of the adoption of the 2016 Share Incentive Plan.

Issues	Renren, Inc.

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the Depositary will not vote in respect of such issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the Depositary will not vote in respect of such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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